Registration No. 333-________

                       SECURITIES AND EXCHANGE COMMISSION

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                 SOFTWARE PUBLISHING CORPORATION HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                      22-3270045
 (State or other jurisdiction of           (I.R.S. Employer Identification No.)
  incorporation or organization)

            3A Oak Road, Fairfield, New Jersey 07004 - (973) 808-1992 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                          Mark E. Leininger, President
                 Software Publishing Corporation Holdings, Inc.
                                   3A Oak Road
                           Fairfield, New Jersey 07004
                                 (973) 808-1992
           (Name, address, including zip code, and telephone number,
                including area code, of agent for service)
                                    Copy to:
                              Neil M. Kaufman, Esq.
                            Kaufman & Associates, LLC
                    50 Charles Lindbergh Boulevard, Suite 206
                          Mitchel Field, New York 11553
                                 (516) 222-5100

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                 CALCULATION OF REGISTRATION FEE

                                          Proposed          Proposed
Title of each            Amount to        maximum            maximum             Amount of
class of securities          be       offering price        aggregate           registration
to be registered        registered     per unit(1)      offering price(1)           fee

Common Stock, par
  value $.001. . . .     2,078,445         $1.5625         $3,247,570             $958.03
---------------------------------------------------------------------------------------------
Underwriter's Purchase
  Options (2). . . .        29,267         $.01                  $293                 .09
---------------------------------------------------------------------------------------------
Common Stock issuable
  upon exercise of the
  Underwriter's Purchase
  Options (2) . . .         29,267        $3.18               $93,069              $27.46
---------------------------------------------------------------------------------------------
TOTAL . . . . . . .                                                               $985.58
---------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.
(2) Pursuant to Rule 416, there are also being registered such indeterminable additional Underwriter's Purchase Options and shares of Common Stock as may become issuable pursuant to anti-dilution provisions contained in the Underwriter's Purchase Option and outstanding warrants.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                    SUBJECT TO COMPLETION, DATED JUNE __, 1998
                             PRELIMINARY PROSPECTUS

                 SOFTWARE PUBLISHING CORPORATION HOLDINGS, INC.

                        2,107,712 Shares of Common Stock
                                       and
                     29,267 Options to Purchase Common Stock


     This  prospectus  relates  to  the  sale  of up to  2,107,712  shares  (the
"Shares") (including shares underlying outstanding stock options and warrants) of the common stock, par value $.001 per share (the "Common Stock"), of Software Publishing Corporation Holdings, Inc. ("SPC Holdings" or the "Company") and options (the "UPOs") to purchase 29,267 shares of Common Stock by certain securityholders of the Company (the "Selling Securityholders") and any pledgees, donees, assignees and transferees or successors-in-interest thereof. The Shares and UPOs are sometimes collectively referred to as the "Securities." The Selling Securityholders may sell the Securities from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect these transactions by selling the Securities to or through broker-dealers, who may receive compensation in the form of discounts or commissions from the Selling Securityholders or from the purchasers of the Securities for whom the broker dealers may act as an agent or to whom they may sell as principal, or both. See "Selling Securityholders" and "Plan of Distribution."

     The Company will not receive any of the proceeds from the sale of the Securities, other than the exercise price, if any, to be received upon exercise of the UPOs and warrants to purchase certain of the Shares. The Company has agreed to bear all of the expenses in connection with the registration and sale of the Securities (other than selling commissions and the fees and expenses of counsel or other advisors to the Selling Securityholders).

     The Common Stock is traded on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "SPCO" ("SPCOD" through June 24, 1998) and listed on the Boston Stock Exchange ("BSE") under the symbol "SPO." On May 29, 1998, the last sales price for the Common Stock, as reported by Nasdaq, was $1-9/16 per share.

                         -------------------------


     See"Risk Factors," commencing on page 4, for information that should be considered by prospective investors.





    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.


           The date of this Prospectus is June __, 1998

                              AVAILABLE INFORMATION

     The Company is subject to the  information  reporting  requirements  of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Worldwide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address "http://www.sec.gov." Such reports, proxy statements and other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, NW, Washington, D.C. 20006, and the Boston Stock Exchange, 1 Boston Place, Boston, Massachusetts 02108.

     The Company has filed with the SEC a registration statement on Form S-3 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding the Company and the Securities offered hereby, reference is hereby made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete and, where the contract, agreement or other document referred to has been filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to the applicable document filed with the SEC. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the SEC at the address set forth in the preceding paragraph and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

     The Company will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Software Publishing Corporation Holdings, Attention: Investor Relations Department, 3A Oak Road, Fairfield, New Jersey 07004, telephone number (973) 808-1992.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-14076) are incorporated in this Prospectus by reference thereto:

     1. The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997;

     2. The Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 1998;

     3. The Company's Current Report on Form 8-K (Date of Report: May 26, 1998); and

     4. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, declared effective on December 6, 1995, including any amendment(s) or report(s) filed for the purpose of updating such description.

     In addition,  all documents  subsequently  filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Securities, shall be deemed to be incorporated by reference in this Prospectus and made a part hereof as of the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                                   TRADEMARKS

     This Prospectus contains trademarks of the Company and its subsidiaries and may contain trademarks of others. Harvard , Harvard Graphics , Harvard ChartXL , Harvard Spotlight , Simply the best results and the Software Publishing Corporation logo are registered trademarks, and Intelligent Formatting , ASAP , ASAP WordPower , ASAP WebShow , ActiveOffice , ActivePresenter and ActiveMail are trademarks, of Software Publishing Corporation, a subsidiary of the Company ("SPC"). The Harvard product line is a group of products from SPC and has no connection with Harvard University. In addition, Learn To Do is a registered trademark of the Company; and Serif , Serif MailPlus , GraphicsPlus , Serif Clipart Browser , Serif DrawPlus , Serif LogoPlus , Serif PhotoPlus , Serif PagePlus , Serif TablePlus , and Serif TypePlus , along with the Serif drawing, logo and design, PagePlus drawing, DrawPlus drawing, LogoPlus drawing and PhotoPlus drawings are trademarks of Serif Inc., a subsidiary of the Company. All other trademarks referenced herein are the property of their respective owners.


                           FORWARD-LOOKING STATEMENTS

     Statements contained in this Prospectus, and in the documents incorporated by reference into this Prospectus, that are not based upon historical fact are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements included in this Prospectus and in documents incorporated herein by reference involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance (financial or operating) or achievements expressed or implied by such forward looking statements not to occur or be realized. Such forward looking statements generally are based upon the Company's best estimates of future results, performance or achievement, based upon current conditions and the most recent results of operations. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "continue," or similar terms, variations of those terms or the negative of those terms. Potential risks and uncertainties include, among other things, such factors as the overall level of business and consumer spending for computer software, the market acceptance and amount of sales of the Company's products, the extent that the Company's direct mail programs achieve satisfactory response rates, the efficiency of the Company's telemarketing operations, the competitive environment within the computer software and direct mail industries, the Company's ability to raise additional capital, the ability of the Company to achieve the anticipated results from its 1997 restructuring, the cost-effectiveness of the Company's product development activities, the extent to which the Company is successful in developing, acquiring or licensing successful products, and the other factors and information disclosed and discussed under "Risk Factors" and in other sections of this Prospectus. Investors should carefully consider such risks, uncertainties and other information, disclosures and discussions which contain cautionary statements identifying important factors that could cause actual results to differ materially from those provided in the forward-looking statements.

                                   THE COMPANY

     The Company is an international developer, publisher and supplier of proprietary computer software applications primarily targeted towards the visual communications market segment through desktop publishing, presentation graphics and business productivity software for the corporate and small office/home office ("SOHO") markets. The Company's products produce documents through its easy-to-use desktop publishing, drawing and presentation graphics applications, and also improve the graphical appeal and overall effectiveness of documents produced by either the Company's or third parties' desktop publishing, presentation graphics, web page, e-mail, word processing and other similar applications. The Company currently offers seventeen products, primarily Serif PagePlus and Harvard Graphics , that operate on the Windows 95, Windows NT , Windows 3.1 and DOS operating systems for IBM personal computers and compatibles. The Company has established a multi-channel distribution system utilizing direct mail, telemarketing, retail, corporate and OEM sales channels and also disseminates its software programs over the Internet.

     The Company was incorporated in Delaware on December 23, 1993, and succeeded to the business of its predecessor New Jersey corporation, which was formed on July 20, 1992. In July 1996, the Company acquired Serif Inc. and Serif (Europe) Limited (collectively, "Serif"), which expanded its product line to include the Serif PagePlus and DrawPlus desktop publishing titles. In December 1996, the Company acquired all of the outstanding capital stock of Software Publishing Corporation ("SPC") pursuant to a merger (the "Merger") of a wholly-owned subsidiary of the Company with and into SPC, which resulted in the further expansion of the Company's product line to include SPC's presentation graphics and other visual communications and business productivity software products. The Company continues to operate the Serif companies and SPC as wholly-owned subsidiaries. Since January 1998, the operations of SPC have been significantly reduced. The Company's business strategy currently includes the leveraging of the Serif and Harvard brand names and their user base for Serif and SPC products in marketing the Company's present product lines, products currently under development and additional products which may be developed, licensed or acquired in the future. Unless the context otherwise requires, all references herein to the Company include Software Publishing Corporation Holdings, Inc. and its subsidiaries, including SPC and Serif, on a consolidated basis.

Principal Offices

     The Company's principal executive offices are located at 3A Oak Road, Fairfield, New Jersey 07004; telephone (973) 808-1992. The Company maintains websites at www.spco.com, www.serif.com and www.harvardgraphics.com.


                                  RISK FACTORS

     The Securities offered hereby are speculative and involve a high degree of risk. Only those persons able to lose their entire investment should purchase these Securities. Prospective investors, prior to making an investment decision, should carefully read this Prospectus and consider, along with other matters referred to herein, the risk factors set forth below. This section contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. See "Forward-Looking Statements."

No Assurance of Profitability; Losses to Date; Substantial Doubt as to the Ability of the Company to Continue as a Going Concern

     The Company has been unprofitable since inception in July 1992 and may incur operating losses in the course of building its business for at least the next several months. The Company's operating losses may increase as it develops, produces and distributes additional products, de-emphasizes certain products and continues to develop its business, and such losses may fluctuate from quarter to quarter. No assurance can be given that the Company will become profitable in the future.

     The  report of the  independent  auditors  with  respect  to the  Company's
financial  statements   incorporated  by  reference  in  this  Prospectus  calls
attention to the fact that the Company has suffered recurring losses from operations and has a working capital deficiency as of December 31, 1997 that raise substantial doubt as to the ability of the Company to continue as a going concern.

Uncertainties Relating to Restructuring

     The Company acquired SPC and Serif with the expectation that such transactions would result in long-term strategic benefits. The realization of these anticipated benefits has required, among other things, integration of the Company's and its subsidiaries' respective product offerings and coordination of the Company's and its subsidiaries' sales, marketing and research and development efforts and distribution channels. While the Company has substantially implemented its integration process, there can be no assurance that the expected long-term strategic benefits of these acquisitions will be realized.

     The successful combination of companies and product lines in the software applications industry may be more difficult and require a greater period of time to complete than in other industries. The Company believes that some of the primary reasons for this difficulty relate to the intricacies of software source code and the tendency within the software application industry to focus on specific markets for products. Where software companies combine operations, the integration of source codes, which requires line-by-line coordination, and redefinition of marketing efforts, may be necessary. Further, the success of the integration process will be significantly influenced by the ability of the Company to attract and retain key management, sales, marketing and research and development personnel, while concurrently minimizing the Company's costs and expenses. There is no assurance that the foregoing will be accomplished smoothly or successfully. In this regard, Barry A. Cinnamon, the Company's former Chairman of the Board, President and Chief Executive Officer, Miriam Frazer, SPC's former Chief Financial Officer, Daniel Fraisl, SPC's former Vice President of Research and Development and Joseph Szczepaniak, SPC's former Vice President of Sales and Marketing, have each resigned from their positions with SPC and the Company during 1997. The Company may acquire other companies, products or technologies in the future. There can be no assurance that these acquisitions would be effectively integrated, that such acquisitions will not result in costs or liabilities that could materially and adversely affect the Company's business, operating results and financial condition, or that the Company would obtain the anticipated or desired benefits of any such transactions.

     Additionally, although the Company believes that it will benefit from the combination of the distribution channels of the Company and its subsidiaries, there can be no assurance that the Company will be able to take full advantage of such combination. The Company and its subsidiaries also use a number of distribution channels in the various geographic markets in which their respective products are sold and there can be no assurance that channel conflicts will not develop as the Company continues to integrate these channels.

     In the fourth quarter of 1997, the Company adopted a restructuring plan (the "Restructuring Plan") pursuant to which the Company closed its San Jose, California office. The Company believes that the Restructuring Plan will result in it operating successfully with positive cash flow in the final three quarters of the 1998 calendar year; however, no assurance can be given that the Restructuring Plan will be implemented successfully or yield the results expected therefrom.

Costs Of Integration; Write-offs

     In 1996, the Company incurred approximately $23,199,533 of certain non-recurring expenses or charges, relating primarily to the acquisitions of Serif and SPC. These included $2,773,180 relating to the release from escrow of 531,000 shares of Common Stock to two management stockholders, $1,026,000 relating to the issuance of certain warrants to MS Farrell, $1,104,353 in charges relating to the restructuring of the Company's operations subsequent to the acquisitions of Serif and SPC, an aggregate of $17,514,000 of in-process research and development costs associated with the acquisitions of Serif and SPC and approximately $782,000 associated with settlements of outstanding claims and employee severance not related to the Company's 1996 restructuring. These expenses and charges accounted for approximately 85.8% of the Company's net loss for 1996. In 1997, the Company incurred $375,902 of certain non-recurring expenses or charges relating to the 1997 restructuring of the Company's operations.

Change in Product Strategy

     In SPC's fiscal year ended September 30, 1996 (the "SPC 1996 Fiscal Year"), approximately 70% of SPC's net revenue was derived from the Harvard Graphics line of products; however, net revenues for that line of products declined substantially from the prior year. While the Company believes that the market for the Harvard Graphics product line has matured, it also believes that its Harvard and Serif PagePlus brands have attracted significant customer bases. Accordingly, the Company intends to utilize these brand strengths for its current and certain anticipated new products. There can be no assurance that this product line and brand transition can be accomplished in a timely or efficient manner or that it will be successful.

     In 1996, approximately 25% of the Company's net revenue was derived from its line of interactive multimedia products. The Company has shifted its focus toward desktop publishing, presentation graphics and business productivity software and away from interactive multimedia products, the inventory of which currently has been substantially sold off. In addition, in the fourth quarter of 1997, the Company determined not to develop additional stand-alone products based on its Intelligent Formatting technology. No assurance can be given that this shift in focus will be successful.

Competition

     The market for desktop publishing, presentation graphics and business productivity software is highly competitive and subject to rapid technological change. Many of the Company's current and potential competitors possess significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than the Company. In addition, any of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, as well as to devote greater resources to the development, promotion and sale of their products than the Company. Furthermore, because there are relatively low barriers to entry in the software industry, the Company expects additional competition from other established and emerging companies, which may choose to enter the market by developing products that compete with those offered by the Company or by acquiring companies, businesses, products or product lines that compete with the Company. It is also possible that the competitors may enter into alliances and rapidly acquire significant market share. The Company also believes that competition will increase as a result of software industry consolidation. There can be no assurance that the Company's current or potential competitors will not develop or acquire products comparable or superior to those developed by the Company, combine or merge to form significant competitors, or adapt more quickly than the Company to new technologies, evolving industry trends and changing customer requirements. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not have a material adverse effect on its business, operating results and financial condition. If the Company is unable to compete successfully against current and future competitors, the Company's business, operating results and financial condition would be materially and adversely affected.

     Some of the competitors of the Company sell "bundles" or "suites" of products which include products that directly compete with the Company's products and which are bundled with other office software programs by the same or multiple competitors. These suite products are sold at an all-inclusive price. Additionally, application software is increasingly provided as part of the operating system, or bundled and pre-loaded into new computers. The price for a stand-alone or pre-loaded bundle or suite of software is typically significantly less than separately purchased applications, and many end users are likely to prefer the bundle or suite over a more expensive combination of other individually purchased applications, even if the latter applications offer superior performance or features. These factors have resulted in and are expected to continue to cause significant downward pressures on average selling prices for the Company's products. There is no assurance that the Company will be able to adopt strategies to compete successfully in this environment.

     Based on product lines and price points, the Company regards Microsoft, Symantec Corporation, Corel Corporation, Lotus Development Corporation, Adobe Systems, Broderbund Software, The Learning Company, Micrografix, Fractile, Visio, Meditools, Deltapoint, Macromedia, International Microcomputer Software, Inc. and Design Intelligence as close competitors. The dominant position of Microsoft in the personal computer operating system and application program market place provides it with a range of competitive advantages, including the ability to determine the direction of future operating systems and to leverage its strength existing in one or more product areas to achieve a dominant position in new markets. This position may enable Microsoft to increase its market position even with respect to products having superior performance, price and ease-of-use features. Microsoft's ability to offer corporate and SOHO productivity software, to bundle software, to provide incentives to customers to purchase certain products in order to obtain favorable sales terms or necessary compatibility or information with respect to other products, and to pre-load such bundled software on new computers, may significantly inhibit the Company's ability to maintain or expand its business. In addition, as Microsoft or other companies create new operating systems and applications, there can be no assurance that the Company will be able to ensure that its products will be compatible therewith. The introduction of upgrades to operating systems or the introduction of new operating systems and standardized software by Microsoft and others, over which the Company has no control, may adversely affect the Company's ability to upgrade its own products, and may cause reduction in sales of the Company's products.

     The Company believes that the principal competitive factors in the corporate and SOHO software market include pricing (which includes individual product pricing, standard and competitive upgrade pricing, licensing and volume discounting), product functionality, ease-of-use, bundling in suites of related products, distribution through existing and new channels and brand name recognition. The Company's ability to compete will be contingent on its continued enhancement of its existing products, its ability to correctly identify and enter new markets, effectively market and sell its current products, develop, acquire or license new products, expand its existing distribution channels and develop new distribution channels. The Company believes that competition will continue to intensify in the future and that new product introductions, further price reductions, strategic alliances and other actions by competitors could materially and adversely affect the Company's competitive position.

Seasonality

     The computer software market is characterized by significant seasonal swings in demand, which typically peak in the fourth quarter of each calendar year. The seasonal pattern is due primarily to the increased demand for software during the year-end holiday buying season and reduced retail and corporate demand for business software during the European summer vacation period. The Company expects its net sales and operating results to continue to reflect this seasonality. The Company's revenues may also experience substantial variations as a result of a number of factors, such as consumer and business preferences and introduction of competing titles by competitors, as well as limited time promotional pricing offers. There can be no assurance that the Company will achieve consistent profitability on a quarterly or annual basis.

Fluctuations in Quarterly Results; Future Operating Results Uncertain

     The  Company's  quarterly  operating  results  have  in the  past,  and the
Company's results may in the future, fluctuate significantly depending on factors such as demand for its products, the size and timing of orders, the number, timing and significance of new product announcements by it and its competitors, its ability to develop, introduce and market new and enhanced versions of its products on a timely basis, the level of product and price competition, changes in operating expenses, changes in average selling prices and product mix, changes in its sales incentive strategy, sales personnel changes, the mix of direct and indirect sales, product returns and rebates, changes in technology, general economic factors and seasonality, among others. The Company's expense levels, however, are expected to be based in significant part on expectations of future revenues and, therefore, will be relatively fixed in the short term. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by an unanticipated decline in revenue for a particular quarter because a relatively small amount of the Company's expenses will vary with its revenue in the short term. As a result, the Company believes that period-to-period comparisons of the Company's results of operations are not and will not necessarily be meaningful and should not be relied upon as any indication of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Common Stock would likely be materially adversely affected. Although the Company has experienced growth in revenues in recent years primarily as a result of acquisitions, there can be no assurance that, in the future, the Company will sustain revenue growth or become profitable on a quarterly or annual basis.

Rapid Technological Change; New Product Delays; Risk of Product Defects

     The software market is characterized by ongoing technological developments, evolving industry standards, frequent new product introductions and rapid changes in customer requirements and preferences. The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable. In 1993 and 1994, for example, there was a significant shift in consumer demand from DOS-based software to Windows-based software. More recently, consumer demand has been shifting from disk- based software to software on CD-ROMs. Moreover, although the installed base of CD-ROM drives in personal computers has risen significantly in recent years, the growth of sales of CD-ROM titles has not met industry forecasts. CD-ROMs are currently used to distribute applications software, reference materials, games and educational material, among other content. Software is also distributed on diskette, and increasingly, through on-line services and the Internet. It is not clear that distribution by on-line services or the Internet will become or remain a major means for the distribution of software. To the extent that the on-line services and the Internet become the preferred method of customers to receive software, the Company will need to restructure its distribution channels. While the Company has commenced this process, there is no assurance that it will be successful in doing so. There can be no assurance that the current demand for the Company's primarily Windows-based products will continue or that the mix of the Company's future product offerings will keep pace with technological changes or satisfy evolving consumer preferences. The Company's future business, operating results and financial condition will depend on its ability to enhance its existing products, develop new products that address the increasingly sophisticated needs of its customers, develop products for additional platforms such as the Internet and respond to technological advances and emerging industry standards and practices. There can be no assurance that the Company will be successful in developing, introducing and marketing product enhancements, new products, or versions of existing products on a timely basis, if at all, or that it will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these products, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. Delays in the commencement of commercial shipments of new products or enhancements may result in customer dissatisfaction and delay or loss of product revenues, and the announcement of new products may cause customers to defer purchases of existing products. If the Company is unable, for technological or other reasons, to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, or if new versions of existing products do not achieve market acceptance, the Company's business, operating results and financial condition could be materially adversely affected.

     Software products as complex as those offered by the Company may contain undetected errors or failures when first introduced or as new versions are released. Although the Company has not experienced material adverse effects resulting from any software errors in any recent years, there can be no assurance that, despite testing internally or by current or potential customers, errors will not be found in new products after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could have a material adverse effect upon the Company's business, operating results and financial condition.


Product Returns; Collection of Accounts Receivable

     Consistent with industry practices, the Company may accept product returns or provide other credits in the event that a retailer or distributor holds excess inventory of the Company's products, even when the Company is not legally required to do so. The Company's sales are made on credit terms which may vary substantially and the Company does not hold collateral to secure payment.
Therefore, a default in payment on a significant scale could materially adversely affect the Company's business, results of operations and financial condition. In addition, it is difficult for the Company to ascertain current demand for its existing products and anticipated demand for newly introduced products. Accordingly, the Company will be exposed to the risk of product returns from retailers, distributors and direct sales customers. While the Company believes that it has established appropriate allowances for anticipated returns based on its historical experience, there can be no assurance that actual returns and uncollectible receivables will not exceed such allowances. Defective products also may result in higher customer support costs and product returns. Any significant increase in product returns or uncollected accounts receivable beyond reserves could have a material adverse effect on the Company's business, results of operations and financial condition.

Management of Growth; Dependence on Key Personnel

     The Company has recently experienced a period of significant growth from acquisitions that has placed strain upon its management systems and resources. In the future, the Company expects to be required to continue to improve its financial and management controls, reporting systems and procedures on a timely basis and train and manage its employee work force. There can be no assurance that the Company will be able to effectively manage such growth. Its failure to do so could have a material adverse effect upon its business, operating results and financial condition. Competition for qualified sales, technical and other qualified personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain additional highly qualified employees in the future. If the Company is unable to hire and retain such personnel, particularly those in key positions, its business, operating results and financial condition could be materially adversely affected. The Company's future success also depends in significant part upon the continued service of its current key technical, sales and senior management personnel. The loss of the services of one or more of these key employees could have a material adverse effect on its business, operating results and financial condition. Additions of new and departures of existing personnel, particularly in key positions, can be disruptive, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Uncertainties Relating to Restructuring."

Uncertainty of Market Acceptance; Short Product Life Cycles

     Customer preferences for software products are difficult to predict, and few software products achieve sustained market acceptance. The Company's success is dependent on the market acceptance of its existing products and the continued development or acquisition and introduction of new products which achieve market acceptance. There can be no assurance that the Company's existing or new products will achieve market acceptance, or sustain any such acceptance for any significant period. Failure of the Company's new and existing products to achieve and sustain market acceptance would have a material adverse effect on the Company's business, operating results and financial condition.

     The Company's products have development cycles that typically range between six to twenty-four months, and generally have product life cycles of three to thirty-six months. In light of these factors, continuing new product development or acquisition of successful products will be necessary for the Company to fulfill its expansion strategy and become profitable. No assurance can be given that the Company will select or be able to develop its products expeditiously or achieve market acceptance of its products during their product life.

International Sales and Operations; Currency Fluctuations

     International sales have become a significant source of revenue for the Company since the acquisitions of SPC and Serif. International sales represented approximately 48.9% and 52.9% of the Company's total revenues for 1997 and 1996, respectively. The Company believes that achieving profitability will require additional expansion of sales to foreign markets. This expansion has required and is expected to continue to require significant management attention and financial resources and could adversely affect the Company's operating margins. In order to increase international sales in subsequent periods, the Company may be required to establish additional foreign operations, hire additional personnel and recruit additional international resellers. To the extent that the Company is unable to expand international sales in a timely and cost-effective manner, its business, operating results and financial condition could be materially adversely affected. In addition, there can be no assurance that the Company will be able to maintain or increase international market demand for its products. The Company's international sales are currently denominated in either U.S. or local currency and the Company does not currently engage in any hedging activities. Although exposure to currency fluctuations to date has not been significant, there can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse impact on the Company's business, operating results and financial condition. Additional risks inherent in the Company's international business activities include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in collecting payment, difficulties in managing international operations, potentially adverse tax consequences including limitations on the repatriation of earnings, reduced protection for intellectual property, the burdens of complying with a wide variety of foreign laws, and the effects of high local wage scales and other expenses. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, the Company's business, operating results and financial condition.

Risks of Litigation and Potential Litigation

     Competitors and potential competitors of the Company may resort to litigation as a means of competition. Such litigation may be costly and expose the Company to new claims that it may not have anticipated. Although patent and intellectual property disputes in the software area have often been settled through licensing, cross-licensing or similar arrangements, costs associated with such arrangements may be substantial if they may be obtained at all. Any litigation involving the Company, whether as plaintiff or defendant, regardless of the outcome, including any litigation relating to claims which have been or may in the future be asserted against the Company, may result in substantial costs and expenses to the Company and significant diversion of effort by the Company's technical and management personnel. In addition, there can be no assurance that litigation, either instituted by or against the Company, will not be necessary to resolve issues that may arise from time to time in the future with other competitors. Any such litigation could have a material adverse effect upon the Company's business, operating results and financial condition. In the event of an adverse result in any such litigation, the Company could be required to expend significant resources to develop non- infringing technology, obtain licenses to the technology which is the subject of the litigation on terms not advantageous to the Company, pay damages, and/or cease the use of any infringing technology. There can be no assurance that the Company would be successful in such development, that any such licenses would be available and/or that the Company would have available funds sufficient to satisfy any cash awards.

     In addition, in the first quarter of 1998, the Company and certain of its current and former executive officers were named as defendants in an action claiming that such defendants made intentional misrepresentations of material facts in connection with such plaintiffs' purchases of an aggregate 889,000 shares of Common Stock for $919,495. While the Company believes this action to be without merit, the ultimate outcome of such lawsuit is unknown at this time. Any adverse decision in this action may have a material adverse effect on the Company's business, operating results and financial condition.

Dependence  on  Proprietary  Technology;  Risk  of  Third   Party   Claims  for
Infringement

     The Company believes that its success depends significantly upon its proprietary technology. The Company currently relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions and other written materials under trade secret, patent and copyright laws to protect its proprietary technology; however, these generally afford only limited protection. The Company has registered and applied for registration for certain trademarks, and will continue to evaluate the registration of additional trademarks as appropriate. Additionally, the Company generally copyrights its software and related user documentation, but the copyright laws afford only limited practical protection against duplication of the media embodying the programs and the related user manuals. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or services or to obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. Monitoring and identifying unauthorized use of such broadly disseminated products as personal computer software is difficult. The Company expects software piracy to be a continuing problem for the software industry. The Company relies upon software engineering and marketing skills to protect its market position, in addition to the copyright and trademark or trade secret protection discussed above. Because the software industry is characterized by rapid technological change, the Company believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are as important to establishing and maintaining a technology leadership position as the various legal protections of its technology.

     The Company also relies on certain software that it licenses or has licensed from third parties, including software that is integrated with internally developed software and used in its products to perform key functions. There can be no assurance that these third-party software licenses will continue to be available to the Company on commercially reasonable terms, or that the software will be appropriately supported, maintained or enhanced by the licensors. The loss of or inability to obtain licenses to, or inability to support, maintain and enhance, any of such software, could result in increased costs, or in delays or reductions in product shipments until equivalent software could be developed, identified, licensed and integrated, which could materially adversely affect the Company's business, operating results and financial condition.

Distribution; Dependence on Retailers, Distributors and Sales Representatives

     In connection with its non-direct marketing and telemarketing sales, the Company sells its products to distributors for resale to retailers and directly to retailers, OEMs and end-users. The Company's retail customers include office supply stores, software specialty stores, computer superstores, bookstores, warehouse clubs, consumer electronics stores, mall-based chains and mass merchants. The Company's customers are not contractually required to make future purchases of their products and therefore could discontinue carrying the Company's products in favor of a competitor's product or for any other reason. Retailers and distributors compete in a volatile industry that is subject to rapid change, consolidation, financial difficulty and increasing competition from new distribution channels. Due to increased competition for limited shelf space, retailers and distributors are increasingly in a better position to negotiate favorable terms of sale, including price discounts and product return policies. Retailers often require software publishers to pay fees in exchange for preferred shelf space. Retailers may give higher priority to products other than the Company's, thus reducing their efforts to sell the Company's products. There can be no assurance that the Company will be able to increase or sustain the current amount of retail shelf space held by the Company, and as a result, the Company's operating results could be adversely affected. In addition, other types of retail outlets and methods of product distribution have or may in the future become important, such as the Internet and on-line services. It is critical to the success of the Company that as these changes occur, it gains sufficient access to those channels of distribution; however, no assurance can be given that the Company will successfully do so. The Company also markets its products through direct mail and related telemarketing efforts. There can be no assurance that the Company will be successful in marketing and distributing its products.

Volatility of Stock Prices

     The market for the Common Stock is highly volatile. The trading price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in operating and financial results, announcements of technological innovations or new products by the Company or its competitors, changes in prices of the Company's or its competitors' products and services, changes in product mix, changes in revenue and revenue growth rates for the Company as a whole or for individual geographic areas, business units, products or product categories, as well as other events or factors. Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the market in which the Company does business or relating to the Company could result in an immediate and adverse effect on the market price of the Common Stock. Statements by financial or industry analysts may be expected to contribute to volatility in the market price of the Common Stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many software companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

Certain Tax Considerations

     The Company estimates its consolidated tax net operating loss carry forwards to be approximately $84 million at December 31, 1997, which expire in years 2002 through 2012, and its general business credit carryover to be approximately $1.5 million, which expires in years 2005 and 2006. These carryforwards are subject to certain limitations described below. Under Section 382 of the Code, certain changes in the ownership or the business of a corporation that has net operating loss carry forwards result in the inability to use or the imposition of significant restrictions on the use of such net operating loss carry forwards to offset future income and tax liability of such corporation. An "ownership change" may be deemed to have occurred under Section 382 of the Code and the regulations thereunder with respect to both the Company and SPC, and, as a result thereof, the use by the Company of these net operating loss carry forwards will be limited. Utilization of the net operating loss carry forwards of SPC may be further limited by reason of the consolidated return separate return limitation year rules, and the SPC net operating loss carry forwards are also subject to the additional limitation that such losses can only be utilized to offset the separate company taxable income of SPC. The Company estimates the maximum utilization of such net operating loss carry forwards to be approximately $1,200,000 per year for losses through
December 31, 1996; losses incurred thereafter can be fully utilized until expired under present circumstances. There can be no assurance that the Company will be able to utilize all of its net operating loss carry forwards. In addition, the foreign losses incurred by SPC may decrease or otherwise restrict the ability of the Company to claim U.S. tax credits for foreign income taxes. The Company has applied for a closing agreement with the Internal Revenue Service pursuant to which the Company will become jointly and severally liable for SPC's tax obligations upon occurrence of a "triggering event" requiring recapture of dual consolidated losses previously utilized by SPC. Such closing agreement will avoid SPC being required to recognize a tax of approximately $8 million on approximately $24.5 million of SPC's previous dual consolidated losses. While the Company believes that it will obtain this agreement, failure to do so could result in the recognition of this tax liability. Any future acquiror of the Company may also be required to agree to a similar closing agreement, to the extent it is able to do so. Non-U.S. persons generally would be ineligible to do so. This could have a material adverse effect on the future ability of the Company to sell SPC to such an ineligible person. The report of the Company's auditors covering the December 31, 1997 consolidated financial statements contains a paragraph emphasizing these dual consolidated losses.

Potential   Anti-Takeover   Effects   of   Delaware   Law   and  Certificate  of
Incorporation; Stockholder Rights Plan; Possible Issuances of Preferred Stock

     Certain provisions of Delaware law and the Company's Certificate of Incorporation could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial to the interests of the Company's stockholders. These provisions include Section 203 of the Delaware General Corporation Law, the classification of the Company's Board of Directors into three classes, the requirement that 66 2/3% of the stockholders of the Company request a special meeting of stockholders (other than a special meeting called by the Board of Directors or the President of the Company), the provisions of certain employment and other agreements and the requirement that 66-2/3% of the stockholders of the Company entitled to vote thereon approve certain transactions including mergers and sales or transfers of all or substantially all of the assets of the Company to "interested persons" as defined in Section 203 of the Delaware General Corporation Law. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. In addition, shares of preferred stock may be issued by the Company's Board of Directors without stockholder approval on such terms as the Board may determine. The Company has declared a dividend of one Preferred Share Purchase Right (each, a "Right") on each outstanding share of Common Stock, each Right to become exercisable only if a person or group acquires 20% or more of the outstanding Common Stock or announces a tender offer the consummation of which would result in ownership by a person or group of 20% or more of the Common Stock. If the Company is acquired in a merger or other business combination transaction after a person or group has acquired 20% or more of the outstanding Common Stock, each Right will entitle its holder to purchase, at the Right's then current exercise price (currently, $1,000), a number of the acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 20% or more of the outstanding Common Stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of shares of Common Stock having a market value of twice such price. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of additional or other classes of preferred stock that may be issued in the future. Moreover, although the ability to issue other classes of preferred stock may provide flexibility in connection with possible acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the voting stock of the Company. See "Description of Capital Stock."

Directors' Liability Limited

     The Company's Certificate of Incorporation provides that its directors (but not its officers) will not be held liable to the Company or its stockholders for monetary damages upon breach of a director's fiduciary duty, except to the extent otherwise required by law.

No Dividends

     The Company has never paid any cash dividends on the Common Stock and the Company does not anticipate paying any dividends in the foreseeable future. See "Dividend Policy."

Possible   Issuance  of  Substantial   Amounts  of   Additional  Shares  Without
Stockholder Approval

     As of the date of this Prospectus, the Company has an aggregate of 3,910,049 shares of Common Stock outstanding. In addition, as of the date of this Prospectus, the Company has 1,939,480 shares of Serial Preferred Stock authorized but unissued and not reserved for specific purposes and an additional
(a) aggregate of 1,717,115 shares of Common Stock issuable upon the exercise of stock options granted or available for grant under the Company Stock Plans and
(b) aggregate of 513,338 shares of Common Stock (representing 513,338 Shares offered hereby) issuable upon exercise of other stock options or warrants previously granted by the Company and outstanding on the date of this Prospectus. All of such shares may be issued without any action or approval by the Company's stockholders. Although there are no other material present plans, agreements, commitments or undertakings with respect to the issuance of additional shares of Common Stock or securities convertible into any such shares by the Company, other than in connection with the exercise of outstanding stock options and warrants, any shares issued would further dilute the percentage ownership of the Company held by the stockholders of the Company. See "Description of Capital Stock."

     While the Company has no present plans to issue any additional shares of preferred stock, the Board of Directors has the authority, without stockholder approval, to create and issue one or more series of such preferred stock and to determine the voting, dividend and other rights of holders of such preferred stock. The issuance of any of such series of preferred stock could have an adverse effect on the holders of Common Stock. See "Description of Capital Stock."

Possible Nasdaq Delisting

     The Company has been advised by Nasdaq that the Company may not be in compliance with certain of Nasdaq's continued listing maintenance requirements:
(a) NASD Marketplace Rule 4310(c)(4), which requires that the Common Stock maintain a $1.00 per share minimum bid price, and (b) NASD Marketplace Rule 4310(c)(2), which requires that the Company either maintain net tangible assets of at least $2,000,000, maintain a market capitalization of at least $35,000,000 or have reported net income in two of the last three fiscal years of at least $500,000. The Company believes it is in compliance with Rule 4310(c)(2) based upon its audited financial statements for the year ended December 31, 1997, which shows that the Company had, for NASD Marketplace Rule 4310(c) purposes, net tangible assets of $2,874,847 at December 31, 1997 (including acquired software of $4,446,750), and unaudited financial statements for the quarter ended March 31, 1998, which shows that the Company had net tangible assets of $2,355,970 at March 31, 1998 (including acquired software of $3,854,500), and has provided Nasdaq with a copy of such audited and unaudited financial statements and other information which the Company believes should overcome the determination of Nasdaq's staff that the Common Stock be delisted from Nasdaq, which determination has been stayed pending a hearing. However, in order to comply with Rule 4310(c)(4), the Common Stock must have a bid price of at least $1.00 per share for at least ten consecutive trading days. The Company has effected a one-for-three (1:3) reverse stock split (the "Reverse Stock Split"), which the Company believes will result in the Common Stock having a bid price of at least $1.00 per share for the requisite ten consecutive trading day period. However, no assurance can be given that a Reverse Stock Split will result in the Common Stock having a bid price of at least $1.00 per share for at least ten consecutive trading days, that, in the future, the bid price for the Common Stock will not fall below $1.00 per share causing a new violation of Rule
4310(c)(4), that the Company will maintain net tangible assets of at least $2,000,000 or that the Company will maintain compliance with all other NASD Marketplace Rules with respect to Nasdaq continued listing maintenance requirements.


                                 USE OF PROCEEDS

     The proceeds from the sale of the Securities by the Selling Securityholders will belong to the Selling Securityholders. The Company will not receive any of the proceeds from the sale of the Securities, except with respect to the exercise price of UPOs and other options and warrants to purchase Shares. The Company will utilize any such exercise price received upon exercise of UPOs and other options and warrants to purchase Shares, for general corporate and working capital purposes.

                           PRICE RANGE OF COMMON STOCK

(a)  Market Information

     The Common Stock was traded on the Nasdaq SmallCap Market under the symbol "ANMI" from December 6, 1995 through December 27, 1996, under the symbol "SPCOD" from December 28, 1996 through January 27, 1997, and has been traded under the symbol "SPCO" since January 28, 1997. Between May 28, and June 24, 1998, the Common Stock will trade on the Nasdaq SmallCap Market under the symbol "SPCOD." The Common Stock was also traded on the Boston Stock Exchange under the symbol "APO" from December 6, 1995 through January 20, 1997 and has been traded under the symbol "SPO" since January 20, 1997. The following table sets forth the range of high and low closing prices for the Common Stock for the periods indicated as derived from reports furnished by Nasdaq, adjusted to reflect the Reverse Stock Split. Such adjustment has been made by multiplying the closing prices by three and do not necessarily reflect the prices for the Common Stock had the Reverse Stock Split occurred prior to the periods indicated. The information reflects inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

                                                High Bid              Low Bid

Fiscal 1996
First Quarter . . . . . . . . . . . . .          $20-1/4               $10-1/2
Second Quarter. . . . . . . . . . . . .           19-7/8                 7-7/8
Third Quarter . . . . . . . . . . . . .           28-1/8                12
Fourth Quarter. . . . . . . . . . . . .           23-7/16               10-1/2

Fiscal 1997
First Quarter . . . . . . . . . . . . .          $14-1/4               $ 8-13/16
Second Quarter. . . . . . . . . . . . .            9-9/16                5-5/8
Third Quarter . . . . . . . . . . . . .            7-1/8                 3
Fourth Quarter. . . . . . . . . . . . .            6-15/16               2-5/32

Fiscal 1998
First Quarter . . . . . . . . . . . . .          $ 2-13/16             $ 1-1/2
Second Quarter (through May 29, 1998) .            3                     1-3/8

     As of May 29, 1998, the closing price for the Common Stock as reported on Nasdaq was $1-9/16. At April 10, 1998, there were 655 stockholders of record of the Company. The Company estimates, based upon surveys conducted by its transfer agent in connection with the Company's 1998 Annual Meeting of Stockholders, that there are approximately 7,000 beneficial stockholders.

     The Company has been advised by Nasdaq that the Company may not be in compliance with certain of Nasdaq's continued listing maintenance requirements:
(a) NASD Marketplace Rule 4310(c)(4), which requires that the Common Stock maintain a $1.00 per share minimum bid price, and (b) NASD Marketplace Rule 4310(c)(2), which requires that the Company either maintain net tangible assets of at least $2,000,000, maintain a market capitalization of at least $35,000,000 or have reported net income in two of the last three fiscal years of at least $500,000. The Company believes it is in compliance with Rule 4310(c)(2) based upon its audited financial statements for the year ended December 31, 1997, which shows that the Company had, for NASD Marketplace Rule 4310(c) purposes, net tangible assets of $2,874,847 at December 31, 1997 (including acquired software of $4,446,750), and unaudited financial statements for the quarter ended March 31, 1998, which shows that the Company had net tangible assets of $2,355,970 at March 31, 1998 (including acquired software of $3,854,500), and has provided Nasdaq with a copy of such audited and unaudited financial statements and other information which the Company believes should overcome the determination of Nasdaq's staff that the Common Stock be delisted from Nasdaq, which determination has been stayed pending a hearing. However, in order to comply with Rule 4310(c)(4), the Common Stock must have a bid price of at least $1.00 per share for at least ten consecutive trading days. The Company has effected a one-for-three (1:3) Reverse Stock Split, which the Company believes will result in the Common Stock having a bid price of at least $1.00 per share for the requisite ten consecutive trading day period. However, no assurance can be given that a Reverse Stock Split will result in the Common Stock having a bid price of at least $1.00 per share for at least ten consecutive trading days, that, in the future, the bid price for the Common Stock will not fall below $1.00 per share causing a new violation of Rule 4310(c)(4), that the Company will maintain net tangible assets of at least $2,000,000 or that the Company will maintain compliance with all other NASD Marketplace Rules with respect to Nasdaq continued listing maintenance requirements.

                                 DIVIDEND POLICY

     The Company has never paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain any future earnings for reinvestment in its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and other relevant factors.

                             SELLING SECURITYHOLDERS

     An aggregate of 2,107,712 Shares, including 513,338 Shares issuable upon exercise of outstanding stock options and warrants, as well as UPOs to purchase 29,267 Shares (the Shares and UPOs collectively constituting the "Securities"), may be offered for sale and sold pursuant to this Prospectus by the Selling
Securityholders. The Securities are to be offered by and for the respective accounts of the Selling Securityholders and any pledgees, donees, assignees and transferees or successors-in-interest thereof. The Company has agreed to register all of the Securities under the Securities Act and to pay all of the expenses in connection with such registration and sale of the Securities (other than underwriting discounts and selling commissions and the fees and expenses of counsel and other advisors to the Selling Securityholders). Except as noted below, none of the Selling Securityholders has had any material relationship with the Company or any of its affiliates within the past three years. The Company will not receive any proceeds from the sale of the Securities by the Selling Securityholders. See "Plan of Distribution."

     The following table sets forth certain information with respect to the Selling Securityholders.

                                                                                          Amount and Nature of
                                                                                          Beneficial Ownership
                                                                                             of Common Stock
                                           Ownership Prior                                       After Sale of the
                                               to Sale          Amount Offered Hereby                Securities
Selling Securityholder                   Shares          UPO      Shares      UPOs             Number        Percent

David Abel (1) (2) . . . . . .           37,500          -0-      20,833         -0-           16,667          -0-
Joseph Abrams (3). . . . . . .           22,751 (4)      -0-       9,418         -0-           13,333 (4)      -0-
Dorothy P. Alexander (1)(5). . . . .      8,333          -0-       8,333         -0-              -0-          -0-
Norman W. Alexander (1) (5) (6) (7).     48,748 (8)      -0-      30,971         -0-           17,777 (8)        *
William N. Alexander (1) . . . . . .      6,666          -0-       6,666         -0-              -0-          -0-
Ronald L. Altman  (9) (10) (11). . .     41,033 (12)     -0-      40,033         -0-            1,000 (12)       *
Associated Candy & Nut
   Corp. (1) (13). . . . . . . . . .    137,500          -0-     137,500         -0-              -0-          -0-
Albert A. Auer (14)(15). . . . . . .      1,194          -0-       1,194         -0-              -0-          -0-
Neil R. Austrian, Jr. (1) (16) . . .     29,527 (17)     -0-       8,333         -0-           21,194 (17)       *
Gary Bates (1) (18). . . . . . . . .      2,268 (19)     -0-       1,352         -0-              916 (19)       *
Peter Beedham (6) (18) . . . . . . .     19,315 (20)     -0-      18,399         -0-              916 (20)       *
Leo Belodeau (21). . . . . . . . . .      1,000          -0-       1,000         -0-              -0-          -0-
BizEd, Inc. (22) . . . . . . . . . .     13,987 (23)     -0-      13,987         -0-              -0- (23)     -0-
Boru Enterprises, Inc (24).. . . . .     86,665          -0-      86,665         -0-              -0-          -0-
Jacques Boutin (6) (18). . . . . . .      1,741 (25)     -0-         825         -0-              916 (25)       *
David Brailsford (6) . . . . . . . .        894          -0-         894         -0-              -0-          -0-


James Bryce (6)  . . . . . . . . . .     10,856          -0-      10,856         -0-              -0-          -0-
Robin Bryce (6). . . . . . . . . . .      7,712          -0-       7,712         -0-              -0-          -0-
Wallace Bryce (6). . . . . . . . . .      7,712          -0-       7,712         -0-              -0-          -0-
C.E. Unterberg Harris (26) . . . . .     17,777          -0-      17,777         -0-              -0-          -0-
Michael Clough (21). . . . . . . . .      1,000          -0-       1,000         -0-              -0-          -0-
Mark Daintree (6) (18) . . . . . . .      5,868 (27)     -0-       4,952         -0-              916 (27)       *
Darren Darvill (6) (18). . . . . . .      5,868 (28)     -0-       4,952         -0-              916 (28)       *
Richard Darnell (29) . . . . . . . .      1,626          -0-       1,626         -0-              -0-          -0-
Peter Detkin (1) (30). . . . . . . .     25,693 (31)     -0-      16,666         -0-            9,027 (31)       *
Steven D. Dreyer (1) . . . . . . . .      6,666          -0-       6,666         -0-              -0-          -0-
Gary Dunning (6) (18). . . . . . . .      4,492 (32)     -0-       3,576         -0-              916 (32)       *
Ian Ensign (15). . . . . . . . . . .        597          -0-         597         -0-              -0-          -0-
Esprit Automations (6) . . . . . . .      8,750          -0-       8,750         -0-              -0-          -0-
Dr. Gerald M. Fleischner (11). . . .      8,000          -0-       8,000         -0-              -0-          -0-
Frost & Berman, Inc. (33). . . . . .     49,730          -0-      49,730         -0-              -0-          -0-
Gregory Gallo (15) . . . . . . . . .      1,194          -0-       1,194         -0-              -0-          -0-
Thomas Gallo (15) (34) . . . . . . .      8,958          -0-       8,958         -0-              -0-          -0-
Michael Garnick (35) (36). . . . . .    111,666 (37)     -0-     106,666         -0-            5,000 (37)       *
Douglas Gass (15). . . . . . . . . .     19,311          -0-      19,311         -0-              -0-          -0-
Mark Gee (6) . . . . . . . . . . . .      4,127          -0-       4,127         -0-              -0-          -0-
James Giglio (15) (38) . . . . . . .      1,194          -0-       1,194         -0-              -0-          -0-
David Harris (6) (18). . . . . . . .      6,464 (39)     -0-       5,847         -0-              284 (39)       *
Raymond W. Heatwole (40) . . . . . .      1,721          -0-       1,721         -0-              -0-          -0-
Wolfgang Hein (15) (41). . . . . . .      8,162          -0-       8,162         -0-              -0-          -0-
Paul Hempstock (6) (18). . . . . . .      3,728 (42)     -0-       1,788         -0-            1,940 (42)       *
David Garreth Howe (6) . . . . . . .      1,333          -0-       1,333         -0-              -0-          -0-
John L. Jackson (6). . . . . . . . .      1,000          -0-       1,000         -0-              -0-          -0-
Marc E. Jaffe (1) (43) . . . . . . .     51,804 (44)     -0-      23,333         -0-           28,471 (44)       *
Andrew Jeffrey (6) . . . . . . . . .        137          -0-         137         -0-              -0-          -0-
Gwyn Jones (45). . . . . . . . . . .    156,601          -0-     156,601         -0-              -0-          -0-
Kaufman & Associates, LLC (46) . . .     11,904          -0-      11,904         -0-              -0-          -0-
Richard L. Klass (47). . . . . . . .     24,520        5,853      21,520       5,853            3,000            *
Murray Klein (1) . . . . . . . . . .     33,333 (48)     -0-      13,333         -0-           20,000 (48)     -0-
Mervyn Lapin (1) . . . . . . . . . .     12,500          -0-      12,500         -0-              -0-          -0-
Mark E. and Margaret D.
    Leininger, Jt Ten (1) (49) . . .     60,416 (50)     -0-       3,333         -0-           57,083 (50)     1.4
Sally-Ann Marshall (6) . . . . . . .      1,333          -0-       1,333         -0-              -0-          -0-
Ralf Mellor (6) (51) . . . . . . . .      9,318          -0-       9,318         -0-              -0-          -0-
M.S. Farrell Holdings, Inc. (15)(52)     66,000 (53)     -0-      45,191         -0-           20,809 (53)       *
M.S. Farrell & Co., Inc. (54). . . .     28,514 (53)  23,414      28,514      23,414              -0- (53)     -0-
Robert O'Mara (6). . . . . . . . . .      3,439          -0-       3,439         -0-              -0-          -0-
Neil Martucci (15) . . . . . . . . .        796          -0-         796         -0-              -0-          -0-
Edward McCarthy (15) . . . . . . . .      5,972          -0-       5,972         -0-              -0-          -0-
Howard Milstein (9) (11) . . . . . .    288,333          -0-     288,333         -0-              -0-          -0-
Neil R. Austrian Foundation, Inc. (1)    12,500          -0-      12,500         -0-              -0-          -0-
Stephen Nemeth (15). . . . . . . . .      1,194          -0-       1,194         -0-              -0-          -0-
Joseph Ossai (18) (21) . . . . . . .      2,083 (55)     -0-       2,000         -0-               83 (55)       *
Pasquale Paolini (15). . . . . . . .      1,194          -0-       1,194         -0-              -0-          -0-
Patriot Group, L.P. (11) . . . . . .      8,000          -0-       8,000         -0-              -0-          -0-
Perma-Bilt Clothing (56) . . . . . .        954          -0-         954         -0-              -0-          -0-
George Pometti (15). . . . . . . . .      1,194          -0-       1,194         -0-              -0-          -0-
Mark Ramsey (6) (18) . . . . . . . .      6,327 (57)     -0-       4,952         -0-            1,375 (57)       *
Ingrid L. Regen (21) (51). . . . . .      3,272          -0-       3,272         -0-              -0-          -0-
Brendan Rempel (14) (15) . . . . . .      2,389          -0-       2,389         -0-              -0-          -0-


Stephen P. Rosenblatt (11) . . . . .      8,000          -0-       8,000         -0-              -0-          -0-
Simon Rudkin (6) . . . . . . . . . .      1,238          -0-       1,238         -0-              -0-          -0-
Lisa Sciacca (15). . . . . . . . . .        796          -0-         796         -0-              -0-          -0-
Keith Schacker (15). . . . . . . . .      1,194          -0-       1,194         -0-              -0-          -0-
Martin F. Schacker (15)(58). . . . .     30,422 (59)     -0-      19,311         -0-           11,111 (59)       *
Clifford J. Schorer, Jr. (22). . . .      1,658 (60)     -0-         833         -0-              825            *
Marianne Schorer (22). . . . . . . .      1,762 (61)     -0-       1,762         -0-              -0-          -0-
Serif (Europe) Limited Employee
   Share Option Scheme (6) (62). . .     37,082          -0-      37,082         -0-              -0-          -0-
Lee M. Shapiro (1) . . . . . . . . .     33,333          -0-      33,333         -0-              -0-          -0-
Sharpe Irrevocable Intervivos
   Trust (1) . . . . . . . . . . . .     16,666          -0-      16,666         -0-              -0-          -0-
David Southgate (1) (18) . . . . . .      2,685 (63)     -0-       1,352         -0-            1,333 (63)       *
The Arno & Cornelia Ruben
   Family Trust (37) . . . . . . . .     24,918          -0-      23,333         -0-            1,585            *
The Whitehaven Group, LLC (64) . . .    599,999 (65)     -0-     599,999         -0-              -0- (65)     -0-
Lambros Violaris (15). . . . . . . .      1,194          -0-       1,194         -0-              -0-          -0-
Michael Wells (6). . . . . . . . . .        137          -0-         137         -0-              -0-          -0-
----------

*    Less than 1%.
(1) Acquired the Shares so listed pursuant to a Subscription Agreement, executed in April 1998, at a purchase price of $1.20 per Share (as adjusted to give effect to the Reverse Stock Split).
(2) David Abel is a director of M.S. Farrell Holdings, Inc. ("Holdings"), a Selling Securityholder. The Shares listed in the Selling Securityholders Table represent only the Common Stock held by Mr. Abel and do not include any Shares or other securities owned by Holdings or by Holdings' wholly-owned subsidiary, M.S. Farrell & Co., Inc. ("MSF"), also a Selling Securityholder.
(3) Received 1,606 Shares in connection with the Company's acquisition of SPC and 7,812 Shares in payment of consulting services valued at $15,000. Mr. Abrams acted as a consultant to the Company from March 1996 to December 1997.
(4) Includes options to purchase 13,333 shares of Common Stock granted to Mr. Abrams under the 1994 Plan which are exercisable within the next 60 days. Does not include options to purchase 6,667 shares of Common Stock granted under the 1994 Plan which are not exercisable within the next 60 days.
(5) Dorothy P. Alexander and Norman W. Alexander are husband and wife. The shares of Common Stock (including the Shares) listed in the Selling Securityholders Table represent only the Common Stock held by the individual Selling Securityholder and do not include Common Stock held by their spouse.
(6) Acquired the Securities so listed in connection with the Company's acquisition of Serif (Europe) Limited pursuant to an Agreement and Plan of Reorganization, dated as of July 31, 1996.
(7) Norman W. Alexander is a director (since December 1996) of the Company and husband of Dorothy P. Alexander.
(8) Includes 17,777 shares of Common Stock underlying options granted to Mr. Alexander under the Company's 1994 Long Term Incentive Plan (the "1994 Plan") and Outside Director and Advisor Stock Option Plan (the "OD&ASOP") which are exercisable within the next 60 days. Does not include options to purchase 24,306 shares of Common Stock granted to Mr. Alexander under the OD&ASOP which are not exercisable within the next 60 days.
(9) All of the Shares held in the name of Howard Milstein and Ronald Altman, as well as the Shares issuable upon exercise of the Altman Option, are beneficially owned by Messrs. H. Milstein, R. Altman, Edward Milstein and Michael Jesselson as a group as indicated in the Schedule 13D filed by such persons on November 3, 1997. According to such Schedule 13D, Mr. H. Milstein has sole voting power and dispositive power with regard to all of such Shares, the Altman Option and the Shares issuable upon exercise of the Altman Option.
(10) In 1997, Mr. Altman acted as a financial advisor to the Company and received $51,077 in connection therewith.
(11) Acquired the Shares so listed pursuant to a Subscription Agreement, executed on October 23, 1997, at a purchase price of $3.189 per Share (as adjusted to give effect to the Reverse Stock Split).


(12) Includes (a) 32,033 Shares issuable upon exercise of an option (the "Altman Option") granted to Mr. Altman and (b) 1,000 Shares of Common Stock owned by Mr. Altman's wife. The Altman Option is not exercisable prior to October 23, 1999 and expires on October 23, 2002.
(13) Martin F. Schacker, a director of the Company, is a director and a principal stockholder of this Selling Securityholder.
(14) Messrs. Auer, McCarthy, Rempel, K. Schacker are Managing Directors of M.S. Farrell & Co., Inc. ("MSF"), a financial advisor to the Company.
(15) Assignee of MSF Warrants. The Shares issuable thereunder are being offered by the Selling Securityholder pursuant to this Prospectus.
(16) Mr. Austrian is a director (since 1996) of the Company.
(17) Includes (a) 250 shares of Common Stock held in an Individual Retirement Account ("IRA") for the benefit of Mr. Austrian, (b) 250 shares of Common Stock held in an IRA for the benefit of Mr. Austrian's spouse and
     (c) options to purchase 20,694 shares of Common Stock granted to Mr. Austrian under the 1994 Plan and OD&ASOP which are exercisable within the next 60 days. Does not include options to purchase 23,889 shares of Common Stock granted under the 1994 Plan and OD&ASOP which are not exercisable within the next 60 days.
(18) Employee of the Company or a Company subsidiary.
(19) Includes options to purchase 916 shares of Common Stock granted to Mr. Bates under the 1994 Plan which are exercisable within the next 60 days. Does not include options to purchase 10,542 shares of Common Stock granted under the 1994 Plan which are not exercisable within the next 60 days.
(20) Includes options to purchase 916 shares of Common Stock granted to Mr. Beedham under the 1994 Plan which are exercisable within the next 60 days. Does not include options to purchase 38,834 shares of Common Stock granted to Mr. Beedham under the 1994 Plan which are not exercisable within the next 60 days.
(21) Acquired the Securities so listed in connection with the Company's acquisition of Serif Inc. pursuant to an Agreement and Plan of Reorganization, dated as of July 31, 1996.
(22) Acquired the Securities so listed in connection with the Company's acquisition of certain assets pursuant to an Asset Purchase Agreement, dated as of May 1, 1996. Clifford Schorer, Jr. is the sole shareholder and President of BizEd, Inc.
(23) Does not include the 1,658 Shares owned by Mr. Schorer, the President and sole stockholder of BizEd, Inc.
(24) Acquired (a) 53,333 Shares (the "Boru Shares"), (b) Warrants (the "First Boru Warrants") to purchase 16,666 Shares, exercisable through April 6, 2000 at $3.00 per Share (as adjusted to give effect to the Reverse Stock Split) (subject to further adjustment), and (c) Warrants (the "Second Boru Warrants") to purchase 16,666 Shares, exercisable through April 6, 2000 at $6.00 per Share (as adjusted to give effect to the Reverse Stock Split). (subject to further adjustment), pursuant to a letter agreement, dated April 7, 1998, between the Company and Boru Enterprises, Inc. ("Boru"), pursuant to which Boru was retained by the Company to provide corporate advisory and consulting services to the Company for a term of one year. The Company has valued the Boru Shares, First Boru Warrants and Second Boru Warrants at $100,500. The Boru Shares, 16,666 Shares issuable upon exercise of the First Boru Warrants and 16,666 Shares issuable upon exercise of the Second Boru Warrants are being offered hereby.
(25) Includes options to purchase 916 shares of Common Stock granted to Mr. Boutin under the 1994 Plan which are exercisable within the next 60 days. Does not include options to purchase 19,584 shares of Common Stock granted to Mr. Boutin under the 1994 Plan which are not exercisable within the next 60 days.
(26) Acquired the Securities so listed pursuant to an Engagement Letter, dated September 20, 1996, as compensation for the performance of investment banking services for SPC in connection with the Company's acquisition of SPC.
(27) Includes options to purchase 916 shares of Common Stock granted to Mr. Daintree under the 1994 Plan which are exercisable within the next 60 days. Does not include options to purchase 19,750 shares of Common Stock granted to Mr. Daintree under the 1994 Plan which are not exercisable within the next 60 days.
(28) Includes options to purchase 916 shares of Common Stock granted to Mr. Darvill under the 1994 Plan which are exercisable within the next 60 days. Does not include options to purchase 19,750 shares of Common Stock granted to Mr. Darvill under the 1994 Plan which are not exercisable within the next 60 days.
(29) Acquired the Securities so listed in a private placement transaction (the "1995 Private Placement"), at an allocated gross purchase price of $11.52 per Share (as adjusted to give effect to the Reverse Stock Split), pursuant to individual subscription agreements, each dated as of August 30, 1995.


(30) Mr. Detkin is a director (since April 1998) of the Company.
(31) Includes options to purchase 9,027 shares of Common Stock granted to Mr. Detkin under the 1994 Plan and OD&ASOP which are exercisable within the next 60 days. Does not include options to purchase 24,306 shares of Common Stock granted under the 1994 Plan and OD&ASOP which are not exercisable within the next 60 days.
(32) Includes options to purchase 916 shares of Common Stock granted to Mr. Dunning under the 1994 Plan which are exercisable within the next 60 days. Does not include options to purchase 19,750 shares of Common Stock granted to Mr. Dunning under the 1994 Plan which are not exercisable within the next 60 days.
(33) Acquired (a) 4,723 Shares (the "Frost/Serif Shares"), plus an option (the "Frost/Serif Option") to purchase an additional 8,333 Shares (the "Frost/Serif Option Shares"), pursuant to an Acquisition Services and Fees Agreement, dated January 2, 1996, as compensation for the performance of investment banking services for the Company in connection with the Company's acquisition of Serif Inc. and Serif (Europe) Limited and (b) 45,007 Shares (the "Frost/SPC Shares"), plus an option (the "Frost/SPC Option") to purchase an additional 8,333 Shares (the "Frost Option Shares") pursuant to an Acquisition Services and Fees Agreement, dated July 2, 1996, and a Letter Agreement, dated September 23, 1996 (as amended by a second Letter Agreement, dated May 19, 1998), as compensation for the performance of investment banking services for the Company in connection with the Company's acquisition of SPC. The Frost/Serif Option and Frost/SPC Option are exercisable at $3.75 per Share (as adjusted to give effect to the Reverse Stock Split). The Frost/Serif Shares, Frost/SPC Shares, Frost/Serif Option Shares and Frost/SPC Option Shares are being offered hereby.
(34) Mr. T. Gallo is President of MSF and a director of M.S. Farrell Holdings, Inc. ("MSF Holdings"), the corporate parent of MSF.
(35) Acquired the Shares so listed pursuant to a Subscription Agreement, executed in April 1998, at a purchase price of $1.29 per Share (as adjusted to give effect to the Reverse Stock Split).
(36) Mr. Garnick served as a director of the Company from May 1995 through November 1995 and a member of the Advisory Committee to the Board of Directors of the Company from November 1995 through March 1997.
(37) Includes options to purchase 5,000 shares of Common Stock granted to Mr. Garnick under the OD&ASOP which are exercisable within the next 60 days. Does not include options to purchase 1,111 shares of Common Stock granted to Mr. Garnick under the OD&ASOP which are not exercisable within the next 60 days.
(38) Mr. Giglio is Head of Trading at MSF.
(39) Does not include options to purchase 333 shares of Common Stock granted to Mr. Harris under the 1994 Plan which are not exercisable within the next 60 days.
(40) Acquired the Securities so listed in a private placement transaction (the "1994 Private Placement"), at an effective gross purchase price of $7.26 per Share (as adjusted to give effect to the Reverse Stock Split), pursuant to individual subscription agreements, each dated as of June 14, 1994 or as of November 9, 1994.
(41) Mr. Hein is Chief Financial Officer of MSF and Secretary and Treasurer of MSF Holdings.
(42) Includes options to purchase 916 shares of Common Stock granted to Mr. Hempstock under the 1994 Plan which are exercisable within the next 60 days. Does not include options to purchase 19,750 shares of Common Stock granted to Mr. Hempstock under the 1994 Plan which are not exercisable within the next 60 days.
(43) Mr. Jaffe is a director (since 1995) and Chairman of the Board (since January 1998) of the Company.
(44) Includes options to purchase 28,471 shares of Common Stock granted to Mr. Jaffe under the 1994 Plan and OD&ASOP which are exercisable within the next 60 days. Does not include options to purchase 39,029 shares of Common Stock granted under the 1994 Plan and OD&ASOP which are not exercisable within the next 60 days.
(45) Acquired (a) 67,377 Shares in connection with the Company's acquisition of Serif Inc. pursuant to an Agreement and Plan of Reorganization, dated as of July 31, 1996, and (b) 89,224 Shares in connection with the Company's acquisition of Serif (Europe) Limited pursuant to an Agreement and Plan of Reorganization, dated as of July 31, 1996. Mr. Jones served as a director of the Company from August 1996 through October 1996.
(46) Acquired  11,904  shares  in  partial   satisfaction  of outstanding  legal
     fees. Neil M. Kaufman, a director of the Company, currently is the principal of Kaufman & Associates, LLC, counsel to the Company. During 1996, the Company incurred approximately $350,000 in legal fees to Blau, Kramer, Wactlar & Lieberman, P.C. ("Blau Kramer"), then its counsel. During 1997, the Company incurred approximately $480,000 in legal fees to Moritt, Hock & Hamroff, LLP ("Moritt Hock"), then its counsel. Mr. Kaufman was a member of Blau Kramer during 1996 and a partner in Moritt Hock during 1997. During 1997, the Company incurred approximately $55,000 in legal fees to the predecessor of Kaufman & Associates, LLC. Mr. Kaufman also owns, individually, 7,333 shares of Common Stock and options to purchase 15,000 shares of Common Stock, of which 12,221 shares are exercisable within the next 60 days. Mr. Kaufman's security ownership is not included in the Selling Securityholders Table for Kaufman & Associates, LLC.


(47) Acquired (a) 20,157 shares of Common Stock (the "Klass 1994 Private Placement Shares") as a designee of MSF, the placement agent for the 1994 Private Placement, (b) UPOs to purchase 6,886 shares of Common Stock as a designee of MSF, MSF having received the UPOs in connection with acting as the underwriter of the Company's initial public offering, and (c) warrants to purchase shares of Common Stock as a designee of MSF, MSF having received such warrants and additional warrants (collectively, the "MSF Warrants") to purchase an aggregate 166,666 shares of Common Stock pursuant to a Letter Agreement, dated August 20, 1996 (the "MSF 1996 Letter Agreement"), pursuant to which MSF agreed to modify and waive certain obligations of the Company. Mr. Klass has sold a portion of the Klass 1994 Private Placement Shares, and 1,333 Klass 1994 Private Placement Shares remain owned by Mr. Klass. In March 1997, the number of Common Stock issuable upon exercise of the MSF Warrants was reduced by 33,333 to 133,333 shares. Pursuant to a Consulting Agreement, dated as of November 20, 1997 (the "MSF 1997 Agreement"), among MSF, Mr. Klass and the Company, the number of shares underlying the MSF Warrants and UPOs was reduced by 15% and the exercise price of the UPOs and MSF Warrants were reduced to $6.00 per Share (as adjusted to give effect to the Reverse Stock Split). Pursuant to an amendment to the MSF 1997 Agreement, dated January 10, 1998 (the "MSF 1998 Agreement"), between the Company, MSF and Mr. Klass, pursuant to which MS Farrell agreed to perform additional financial advisory services for the Company, the per share exercise price of the MSF Warrants and UPOs was reduced to the lesser of: $3.81 (as adjusted to give effect to the Reverse Stock Split) or 120% of the sale price of any shares of Common Stock sold by the Company to a source introduced by MSF within the twelve-month period terminating on January 27, 1999; provided, however, that the per share exercise price may not be less than $3.18 (as adjusted to give effect to the Reverse Stock Split); and the expiration date of the MSF Warrants and UPOs was extended to August 20, 2002. In addition, the number of Shares issuable upon exercise of each MSF Warrant and the exercise price of the MSF Warrants have been adjusted to .39817 Shares per MSF Warrant and $3.0225 per Share (as adjusted to give effect to the Reverse Stock Split), respectively, pursuant to the anti-dilutive provisions of the MSF Warrants. The 1,333 remaining Klass 1994 Private Placement Shares and the 5,853 UPOs, 5,853 Shares issuable upon exercise of such UPOs and the 14,334 Shares (giving effect to the anti-dilutive provisions of the MSF Warrants) issuable upon exercise of the MSF Warrants held by Mr. Klass are being offered by Mr. Klass pursuant to this Prospectus.
(48) Includes 2,333 shares of Common Stock held in an IRA for the benefit of Mr. Klein.
(49) Mr. Leininger is President (since January 1998), Chief Operating Officer and a director (both since September 1996) of the Company. Mr. Leininger also served as Chief Financial Officer of the Company from July 1995 through December 1997.
(50) Includes options to purchase 57,083 shares of Common Stock granted to Mr. Leininger under the 1994 Plan which are exercisable within the next 60 days. Does not include (a) options to purchase 145,833 shares of Common Stock granted under the 1994 Plan which are not exercisable within the next 60 days and (b) the 37,082 shares of Common Stock held by the Serif (Europe) Limited Share Ownership Trust, of which Mr. Leininger acts as Trustee and as to which Mr. Leininger disclaims beneficial ownership.
(51) Ralph Mellor and Ingrid Regen are husband and wife. The Shares listed in the Selling Securityholders table represent only the Shares held by the individual Selling Securityholder and do not include Shares held by their spouse.
(52) MSF Holdings is the corporate parent of MSF.
(53) Does not include any securities held by Martin F. Schacker, Chairman of the Board and principal stockholder of MSF Holdings and Chairman of the Board of MSF, MSF or any other stockholder, director, managing director or executive officer of MSF or MSF Holdings.
(54) Acquired (a) UPOs to purchase 34,433 shares of Common Stock as partial compensation for acting as underwriter of the Company's initial public offering, the prospectus for which was dated December 6, 1995, (b) 100,784 shares (the "MSF 1994 Private Placement Shares") of Common Stock as partial consideration for acting as placement agent for the 1994 Private Placement and (c) MSF Warrants to purchase 166,666 shares of Common Stock pursuant to the MSF 1996 Letter Agreement. MSF assigned the MSF Warrants to MSF Holdings and Richard L. Klass and MSF Holdings has further assigned the MSF Warrants, which Shares underlying the assigned MSF Warrants are being offered by the respective assignees pursuant to this Prospectus.



     MSF sold 75,527 MSF 1994  Private  Placement  Shares to a third  party  and assigned 20,157 MSF 1994 Private Placement Shares to Mr. Klass. In March 1997, the number of shares of Common Stock issuable upon exercise of the MSF Warrants was reduced by 33,333 to 133,333 shares. Pursuant to the MSF 1997 Consulting Agreement, the number of shares underlying the MSF Warrants and UPOs were reduced by 15% and the exercise price of the UPOs and MSF Warrants were reduced to $6.00 per Share (as adjusted to give effect to the Reverse Stock Split). Pursuant to the MSF 1997 Agreement, pursuant to which MSF agreed to perform additional financial advisory services for the Company, the per share exercise price of the MSF Warrants was reduced to the lesser of: $3.81 (as adjusted to give effect to the Reverse Stock Split) or 120% of the sale price of any shares of Common Stock sold by the Company to a source introduced by MSF within the twelve-month period terminating on January 27, 1999; provided, however, that the per share exercise price may not be less than $3.18 (as adjusted to give effect to the Reverse Stock Split); and the expiration date of the UPOs was extended to August 20, 2002. In April and May 1998, the Company sold Common Stock to sources introduced by MSF. Accordingly, the exercise price of the MSF Warrants and UPOs was reduced to $3.18 (as adjusted to give effect to the Reverse Stock Split). In addition, the number of Shares issuable upon exercise of each MSF Warrant and the exercise price of the MSF Warrants have been adjusted to .398167 Shares per MSF Warrant and $3.0225 per Share (as adjusted to give effect to the Reverse Stock Split), respectively, pursuant to the anti-dilutive provisions of the MSF Warrants. The 23,414 UPOs, 23,414 Shares issuable upon exercise of such UPOs held by MSF and the remaining 5,100 MSF 1994 Private Placement Shares are being offered by MSF pursuant to this Prospectus.
(55) Includes options to purchase 83 shares of Common Stock granted to Mr. Ossai under the 1994 Plan which are exercisable within the next 60 days. Does not include options to purchase 9,333 shares of Common Stock granted to Mr. Ossai under the 1994 Plan which are not exercisable within the next 60 days.
(56) Acquired 954 shares in payment of $1,717.85 for goods and services provided by this Selling Securityholder.
(57) Includes options to purchase 916 shares of Common Stock granted to Mr.Ramsey under the 1994 Plan which are exercisable within the next 60 days. Does not include options to purchase 19,750 shares of Common Stock granted to Mr. Ramsey under the 1994 Plan which are not exercisable within the next 60 days.
(58) Mr. Schacker is a director of the Company and Chairman of the Board of MSF, a financial advisor to the Company.
(59) Includes options to purchase 11,111 shares of Common Stock granted to Martin F. Schacker, Chairman of the Board of MSF and MSF Holdings and a director of the Company, under the 1994 Plan and OD&ASOP which are exercisable within the next 60 days. Does not include the 25,909 shares of Common Stock owned of record by MSF, or any other securities owned by any other stockholder, director, managing director or executive officer of MSF or MSF Holdings or options to purchase 22,222 shares of Common Stock granted to Mr. Schacker under the 1994 Plan and OD&ASOP which are not exercisable within the next 60 days.
(60) Does not include 13,987 Shares owned by BizEd, Inc., a company in which Mr. Schorer is President and sole stockholder, or the 1,762 Shares owned by Mariane Schorer, Mr. Schorer's former spouse. Such Shares being offered for sale pursuant to this Prospectus by their respective owners.
(61) Does not include 13,987 Shares owned by BizEd, Inc., a company in which Mr. Schorer is President and sole stockholder, or the 1,658 shares of Common Stock (including 833 Shares) owned by Clifford Schorer, Jr., Ms. Schorer's former spouse. Such Shares being offered for sale pursuant to this Prospectus by their respective owners.
(62) The Trustee of the Serif (Europe) Limited Employee Share Ownership Scheme is Mark E. Leininger, President, Chief Operating Officer, and a director of the Company. Does not include any shares of Common Stock beneficially owned by Mr. Leininger.
(63) Includes options to purchase 1,333 shares of Common Stock granted to Mr. Southgate under the 1994 Plan which are exercisable within the next 60 days. Does not include options to purchase 20,583 shares of Common Stock granted under the 1994 Plan which are not exercisable within the next 60 days.
(64) Acquired  (a)  333,333  shares of  Common  Stock (the "Whitehaven Shares"),
     (b) warrants (the "First Whitehaven Warrants") to purchase 183,333 Shares, exercisable for a two year period commencing 90 days after the date of this Prospectus at $.03 (as adjusted to give effect to the Reverse Stock Split) per share, and (c) warrants (the "Second Whitehaven Warrants") to purchase 83,333 Shares, exercisable for a two year period commencing 90 days after the date of this Prospectus at $2.15475 per Share (as adjusted to give effect to the Reverse Stock Split), pursuant to a Subscription Agreement, dated April 28, 1998 between the Company and The Whitehaven Group, LLC. The Whitehaven Shares and the aggregate 266,666 Shares issuable upon exercise of the First


     Whitehaven Warrants and Second Whitehaven Warrants are being offered hereby.
(65) Does not include 20,833 shares of Common Stock held by an affiliate of the principals of this Selling Securityholder.



                              PLAN OF DISTRIBUTION

     The Securities offered hereby may be sold from time to time by the Selling Securityholders for their respective own accounts. The Company will receive none of the proceeds from this offering. The Selling Securityholders will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the Securities.

     The distribution of the Securities by the Selling Securityholders is not subject to any underwriting agreement. The Securities covered by this Prospectus may be sold by the Selling Securityholders or by pledgees, donees, transferees or other successors in interest. The Securities offered by the Selling Securityholders may be sold from time to time at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. In addition, the Selling Securityholders may sell their
Securities covered by this Prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the Securities, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the Selling Securityholders and/or purchasers of the Securities for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Any broker dealers that participate with the Selling Securityholders in the distribution of Securities may be deemed to be underwriters and any commissions received by them and any profit on the resale of Securities positioned by them might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act, in connection with such sales.

     Any Securities covered by the Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     The 29,267 Shares offered hereby upon the exercise of the UPOs will be issuable in accordance with the terms of the UPOs. Among other things, the UPOs provide that, upon surrender at the Company's principal offices of an UPO, with the annexed form to exercise the Purchase Option duly executed, together with payment of the exercise price of $3.0225 per UPO, the registered holder of an UPO (or assigned) will be entitled to receive a certificate for the Shares so purchased.

     The 484,071 Shares offered hereby upon the exercise of the other options and warrants to purchase such Shares will be issuable in accordance with the terms of such option or warrant. Among other things, each of such options and warrants provide that, upon surrender at the Company's principal offices of the option or warrant, with the annexed form of exercise duly executed, together with payment of the appropriate exercise price, the registered holder (or assigns) will be entitled to receive a certificate for the Shares so purchased.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock currently consists of 30,000,000 shares of Common Stock, $.001 par value per share, 1,939,480 shares of Serial Preferred Stock, $.001 par value per share (the "Serial Preferred Stock"), and 60,520 shares of Class B Voting Preferred Stock, Series A, par value $.001 per share (the "Class B Voting Preferred Stock").

     Common Stock

     As of the date of this Prospectus, there were 3,910,049 shares of Common Stock outstanding held of record by approximately 7,000 beneficial stockholders of Common Stock. The Common Stock is listed on Nasdaq under the trading symbol "SPCO" ("SPCOD" through June 24, 1998) and also traded on the BSE under the symbol "SPO." Holders of Common Stock do not have subscription, redemption, conversion or preemptive rights. Each share of Common Stock is entitled to participate pro rata in distribution upon iquidation, subject to the rights of holders of preferred stock, and to one vote on all matters submitted to a vote of stockholders. The holders of Common Stock may receive cash dividends as declared by the Board of Directors out of funds legally available therefor, subject to the rights of any holders of preferred stock.

     Holders of Common Stock are entitled to elect all directors of the Company. The Board of Directors consists of three classes, each of which serves for a term of three years. At each annual meeting of the stockholders the directors in only one class will be elected. The holders of Common Stock do not have cumulative voting rights, which means that the holders of more than half of the shares voting for the election of a class of directors can elect all of the directors of such class and in such event the holders of the remaining shares will not be able to elect any of such directors.

     Class B Voting Preferred Stock

     As of the date of this Prospectus, there are no shares of Class B Voting Preferred Stock issued and outstanding. The Class B Preferred Stock, if issued and outstanding, votes together with the Common Stock other than, pursuant to the Delaware General Corporation Law, with respect to proposals to increase the number of authorized shares of Common Stock and certain other specified matters. Each share of Class B Preferred Stock entitles the holder thereof to ten votes on each matter subject to stockholder approval. Shares of Class B Preferred Stock have no right to dividends and have a liquidation preference of $.001 per share.

     Serial Preferred Stock

     The Board of Directors is authorized by the Company's Certificate of Incorporation to issue up to 1,939,480 shares of one or more series of Serial Preferred Stock. No shares of Serial Preferred Stock have been authorized for future issuance by the Board, and the Company has no present plans to issue any such shares. In the event that the Board does issue additional shares of Serial Preferred Stock, it may exercise its discretion in establishing the terms of such Serial Preferred Stock. In the exercise of such discretion, the Board may determine the voting rights, if any, of the series of Serial Preferred Stock being issued, which could include the right to vote separately or as a single class with the Common Stock and/or other series of Serial Preferred Stock; to have more or less voting power per share than that possessed by the Common Stock or other series of Serial Preferred Stock; and to vote on certain specified matters presented to the stockholders or on all of such matters or upon the occurrence of any specified event or condition. On liquidation, dissolution or winding up of the Company, the holders of Serial Preferred Stock may be entitled to receive preferential cash distributions fixed by the Board of Directors when creating the particular series thereof before the holders of the Common Stock are entitled to receive anything. Serial Preferred Stock authorized by the Board could be redeemable or convertible into shares of any other class or series of stock of the Company.

     The issuance of Serial Preferred Stock by the Board could adversely affect the rights of holders of the Common Stock by, among other things, establishing preferential dividends, liquidation rights or voting powers. The issuance of Serial Preferred Stock could be used to discourage or prevent efforts to acquire control of the Company through the acquisition of shares of Common Stock.

     Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer and Trust Company, 40 Wall Street, New York, NY 10005, telephone number: (212) 936-5100.

                                     EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997, and for the year then ended, have been incorporated by reference in this Prospectus and in the Registration Statement in reliance upon the report of Richard A. Eisner & Company, LLP, independent auditors, and, in part, on the report of Ernst & Young, Chartered

Accountants, independent auditors of the financial statements of a wholly-owned subsidiary of the Company, Serif (Europe) Limited, as of December 31, 1997, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing. The report of Richard A. Eisner & Company, LLP covering the December 31, 1997 consolidated financial statements contains an explanatory paragraph that states that the Company's recurring losses from operations and working capital deficiency raise substantial doubt about the Company's ability to continue as a going concern. An emphasis paragraph regarding a federal income tax contingency was added to the report.

     The consolidated financial statements of the Company for the year ended December 31, 1996 appearing in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Securityholders by Kaufman & Associates, LLC, Mitchel Field, New York. Neil M. Kaufman, Esq., a director of the Company and the principal of Kaufman & Associates, LLC, owns 7,333 shares of Common Stock and options to purchase 15,000 shares of Common Stock. Kaufman & Associates, LLC owns 11,904 Shares included in this Prospectus.

================================================================================

No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, any Selling Securityholder or any other person. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, except as otherwise contemplated by the rules and regulations of the Securities and Exchange Commission, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.


                               ------------------


                                TABLE OF CONTENTS


Available Information. . . . . . . . . . . . . . . . . . . . . .           2
Incorporation of Certain Information by Reference. . . . . . . .           2
Trademarks . . . . . . . . . . . . . . . . . . . . . . . . . . .           3
Forward-looking Statements . . . . . . . . . . . . . . . . . . .           3
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . .           4
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . .           4
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . .           13
Price Range of Common Stock. . . . . . . . . . . . . . . . . . .           14
Dividend Policy. . . . . . . . . . . . . . . . . . . . . . . . .           15
Selling Securityholders. . . . . . . . . . . . . . . . . . . . .           15
Description of Capital Stock . . . . . . . . . . . . . . . . . .           22
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . .           23
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . .           24


================================================================================

================================================================================



                                2,107,712 SHARES

                                       and

                               OPTIONS TO PURCHASE

                                  29,267 SHARES




                               SOFTWARE PUBLISHING
                           CORPORATION HOLDINGS, INC.


                              --------------------

                                   PROSPECTUS

                              --------------------




                                  June __, 1998



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

     The estimated expenses of the distribution, all of which are to be borne by the Registrant, are as follows:

SEC Registration Fee . . . . . . . . . . . . . . . . . . . . . $    985.58
Blue Sky Fees and Expenses . . . . . . . . . . . . . . . . . .   15,000.00*
Accounting Fees and Expenses . . . . . . . . . . . . . . . . .    9,000.00*
Legal Fees and Expenses. . . . . . . . . . . . . . . . . . . .   20,000.00*
Printing and Engraving . . . . . . . . . . . . . . . . . . . .   10,000.00*
Miscellaneous. . . . . . . . . . . . . . . . . . . . . . . . .    5,014.42*
                                                               ------------
     Total . . . . . . . . . . . . . . . . . . . . . . . . . . $ 60,000.00*

----------
*Estimated


Item 15.  Indemnification of Directors and Officers.

     Under the provisions of the Certificate of Incorporation and By-Laws of the Registrant, each person who is or was a director or officer of Registrant shall be indemnified by the Registrant as of right to the full extent permitted or authorized by the General Corporation Law of Delaware. Under such law, to the extent that such person is successful on the merits of defense of a suit or proceeding brought against such person by reason of the fact that such person is a director or officer of the Registrant, such person shall be indemnified against expenses (including attorneys' fees) reasonably incurred in connection with such action. If unsuccessful in defense of a third-party civil suit or a criminal suit is settled, such a person shall be indemnified under such law against both (1) expenses (including attorneys' fees) and (2) judgments, fines and amounts paid in settlement if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action, had no reasonable cause to believe such person's conduct was unlawful. If unsuccessful in defense of a suit brought by or in the right of the Registrant, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant except that if such a person is adjudicated to be liable in such suit for negligence or misconduct in the performance of such person's duty to the Registrant, such person cannot be made whole even for expenses unless the court determines that such person is fairly and reasonably entitled to be indemnified for such expenses.

     The officers and directors of the Registrant are covered by officers' and directors' liability insurance. The policy coverage is $3,000,000, which includes reimbursement for costs and fees. There is a maximum aggregate deductible for each loss under the policy of $200,000. The Registrant has entered into Indemnification Agreements with each of its executive officers and directors. The Agreements provide for reimbursement for all direct and indirect costs of any type or nature whatsoever (including attorneys' fees and related disbursements) actually and reasonably incurred in connection with either the investigation, defense or appeal of a Proceeding, as defined, including amounts paid in settlement by or on behalf of an Indemnitee, as defined.


Item 16.  Exhibits.

Number    Description
4.1       Specimen  Common  Stock  Certificate. (Incorporated  by  reference  to
          Exhibit 4.1 to the Company's Annual Report on Form 10-KSB (Commission File Number: 1-14076), for the year ended December 31, 1997, filed with the Commission on April 15, 1998.)

4.2 Form of Underwriters Purchase Option (Specimen). (Incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-KSB (Commission File Number: 1-14076), for the year ended December 31, 1997, filed with the Commission on April 15, 1998.)
5         Opinion and consent of Kaufman & Associates, LLC.
23.1      Consent of Ernst & Young, Chartered Accountants.
23.2      Consent of Ernst & Young LLP.
23.3      Consent of Richard A. Eisner & Company, LLP.
23.4 Consent of Kaufman & Associates, LLC. (Included in legal opinion filed as Exhibit 5) 24 Powers of Attorney (set forth on the signature page of this Registration Statement on Form S-3).


Item 17.  Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to any of the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will governed by the final adjudication of such issue.

     The Registrant hereby undertakes that it will:

          (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

          (a) include any prospectus required by Section 10(a)(3) of the Securities Act;

          (b) reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

          (c) Include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided,   however,   the   undertakings  set  forth in clauses (1)(a) and
     (1)(b) above shall not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to
     Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the Registration Statement.

          (2) For determining any liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering; and

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

     The Registrant hereby further undertakes that it will:

          (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective; and

          (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the Registration Statement, and that offering of such securities at that time as the initial bona fide offering of those securities.

     The Registrant hereby further undertakes that, for purposes of determining liability under the Securities Act, each of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant hereby further undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fairfield, State of New Jersey, June 1, 1998.


                                     SOFTWARE PUBLISHING CORPORATION
                                              HOLDINGS, INC.




                                     By: /s/Mark E. Leininger
                                         Mark E. Leininger
                                         President and Chief Operating Officer


                                POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on June 1, 1998 by the following persons in the capacities indicated. Each person whose signature appears below constitutes and appoints Mark E. Leininger with full power of substitution, his/her true and lawful attorney-in-fact and agent to do any and all acts and things in his/her name and on his/her behalf in his/her capacities indicated below which he may deem necessary or advisable to enable Software Publishing Corporation Holdings, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement including specifically, but not limited to, power and authority to sign for him/her in his/her name in the capacities stated below, any and all amendments (including post-effective amendments) thereto, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in such connection, as fully to all intents and purposes as we might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.



/s/ Mark E. Leininger         President, Chief Operating Officer and Director
    Mark E. Leininger         (Principal Executive Officer)


/s/ Kevin D. Sullivan         Vice President - Finance, Chief Financial Officer
    Kevin D. Sullivan         and Treasurer (Principal Financial Officer)


/s/ Marc E. Jaffe             Chairman of the Board, Secretary and Director
    Marc E. Jaffe


/s/ Norman W. Alexander       Director
    Norman W. Alexander


/s/ Neil R. Austrian, Jr.     Director
    Neil R. Austrian, Jr.

/s/Peter N. Detkin            Director
   Peter N. Detkin


/s/Neil M. Kaufman           Director
   Neil M. Kaufman


/s/Martin F. Schacker         Director
   Martin F. Schacker

                                  EXHIBIT INDEX


Number    Description
4.1       Specimen  Common  Stock  Certificate. (Incorporated  by  reference  to
          Exhibit 4.1 to the Company's Annual Report on Form 10-KSB (Commission File Number: 1-14076), for the year ended December 31, 1997, filed with the Commission on April 15, 1998.)
4.2 Form of Underwriters Purchase Option (Specimen). (Incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-KSB (Commission File Number: 1-14076), for the year ended December 31, 1997, filed with the Commission on April 15, 1998.)
5         Opinion and consent of Kaufman & Associates, LLC.
23.1      Consent of Ernst & Young, Chartered Accountants.
23.2      Consent of Ernst & Young LLP.
23.3      Consent of Richard A. Eisner & Company, LLP.
23.4 Consent of Kaufman & Associates, LLC. (Included in legal opinion filed as Exhibit 5)
24 Powers of Attorney (set forth on the signature page of this Registration Statement on Form S-3).